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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    786444109
                                 (CUSIP Number)

                            DAVID K. MEYERCORD, ESQ.
                           STRASBURGER & PRICE, L.L.P.
                           901 MAIN STREET, SUITE 4300
                               DALLAS, TEXAS 75202
                                 (214) 651-4300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 9, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 786444109

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JACK R. ANDERSON
-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                    (a)     [ ]
                                                                                                                    (b)     [X]

-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- --------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               PF
-------------- --------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

-------------- --------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-----------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF               7       SOLE VOTING POWER

          SHARES                        183,000
                            ----------- -------------------------------------------------------------------------------------------
       BENEFICIALLY             8       SHARED VOTING POWER

         OWNED BY                       100,000
                            ----------- -------------------------------------------------------------------------------------------
           EACH                 9       SOLE DISPOSITIVE POWER

        REPORTING                       183,000
                            ----------- -------------------------------------------------------------------------------------------
          PERSON                10      SHARED DISPOSITIVE POWER

           WITH:                        100,000
-----------------------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               283,000
-------------- --------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [X]

-------------- --------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.0%
-------------- --------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
-------------- --------------------------------------------------------------------------------------------------------------------



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ITEM 1. SECURITY AND ISSUER.

         Common Stock, $.01 par value.

         SafeGuard Health Enterprises, Inc.
         95 Enterprise
         Aliso Viejo, California 92656

ITEM 2. IDENTITY AND BACKGROUND.

         This amendment is filed by Jack R. Anderson. On June 29, 1999, SafeGuard Health Enterprises, Inc. (the " Issuer") entered into a Debenture and Note Purchase Agreement, dated June 29, 1999 (as amended, the "Purchase Agreement') with CAI Partners & Company II, Limited Partnership ("CAI"), CAI Capital Partners II, Limited Partnership ("CAI Capital") and Jack R. Anderson (collectively the "Purchasers") relating to the purchase of convertible debentures, preferred stock, notes and warrants of the Issuer. The Purchase Agreement was terminated by the Purchasers on February 9, 2000. This amendment is filed because the rights of the Purchasers to acquire beneficial ownership of 5,000,000 shares of Common Stock of the Issuer pursuant to the Purchase Agreement have been terminated.

         (a)      Name of Reporting Person -- Jack R. Anderson

         (b)      Business Address --
                  16475 Dallas Parkway, Suite 735
                  Addison, Texas 77001

         (c)      Principal occupation --
                  Private investor

         (d)      Criminal Convictions -- none

         (e)      Injunctions with respect to federal or state securities laws
                  -- none

         (f)      Citizenship -- U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This amendment is filed because of the termination of the Purchase Agreement described in Item 2 above. The shares of Common Stock reflected on this amendment as beneficially owned by Jack R. Anderson were acquired with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) Mr. Anderson does not have any plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer.



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         (b) Mr. Anderson does not have any plans or proposals involving any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) Mr. Anderson does not have any plans or proposals involving the sale or transfer of a material amount of the assets of the Issuer and of its subsidiaries.

         (d) Mr. Anderson has no plans to change the number or term of directors of the Issuer or to fill any existing vacancies on the board of directors of the Issuer.

         (e) Mr. Anderson has no plans or proposals to make any material change in the present capitalization of the Issuer or dividend policy of the Issuer.

         (f) Mr. Anderson does not have any plans or proposals to make any other material change in the Issuer's business or corporate structure.

         (g) Mr. Anderson does not have any plans or proposals to make any changes in the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control of the Issuer by any person.

         (h) Mr. Anderson does not have any plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

         (i) Mr. Anderson does not have any plans or proposals to cause any class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934.

         (j) Mr. Anderson does not have any plans or proposals to take any action similar to any of the items discussed above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of October 19, 1999, the Issuer had 4,747,498 shares of common stock outstanding.

         Mr. Anderson currently beneficially owns 283,000 shares of common stock of the Issuer of which (a) 183,000 shares are owned directly by Mr. Anderson of which he has sole voting and dispositive power and (b) 100,000 shares owned by his spouse as separate property as to which Mr. Anderson disclaims beneficial ownership but which are reflected in this report as beneficially owned with shared voting and dispositive power. The 283,000 shares shown as currently beneficially owned by Mr. Anderson represent approximately 5.96% of the currently issued and outstanding shares of common stock of the Issuer.

         Mr. Anderson has not effected any transaction involving shares of common stock of the Issuer at any time since more than 60 days prior to the date of this report.



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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         There are no contracts, agreements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits to this report.



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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date     February 15, 2000            /s/ Jack R. Anderson
      -----------------------       --------------------------------------------
                                    Signature


                                    Jack R. Anderson
                                    --------------------------------------------
                                    Name/Title



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